Exhibit 99.1

CORPORATE PROFILE

TESCO Corporation is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. Our mission is to fundamentally change the way wells are drilled by delivering safer and more efficient solutions which create real value for our customers by reducing the costs of drilling for and producing oil and gas.

Selected Consolidated Financial Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated:

				(2) and (3)
Quarter ended	9/30/06	6/30/06	3/31/06	12/31/05	09/30/05
(millions of U.S. dollars)	(Restated)	(Restated)
Revenue
-Top Drives	58.5	47.4	46.6	34.1	33.7
-Casing Services	43.0	39.4	37.0	31.4	17.6

	101.5	86.8	83.6	65.5	51.3

Operating Income (Loss) (1)
-Top Drives	17.8	16.4	13.7	5.5	9.6
-Casing Services	8.1	6.2	8.9	2.6	3.4
-Corporate and other	(11.7)	(10.1)	(8.6)	(9.0)	(8.2)

	14.2	12.5	14.0	(0.9)	4.8
Other expense	0.9	5.9	0.7	3.1	1.9
(Gain) on restructuring and other exceptional items	—	—	—	(3.6)	—
Pre-tax income (loss)	13.3	6.6	13.3	(0.4)	2.9
Income tax	5.1	4.4	5.0	0.3	1.3
Net income (loss)	8.2	2.2	8.3	(0.7)	1.6
Basic and diluted net earnings (loss) per share
Basic	$0.23	$0.06	$0.23	($0.02)	$0.04
Diluted	$0.22	$0.06	$0.23	($0.02)	$0.04
Total Assets	366.4	341.0	319.1	305.4	251.1
Debt and capital lease	44.6	38.6	30.7	41.3	9.4
Cash	14.1	17.9	36.4	35.4	15.2

Net debt and capital lease	30.5	20.7	(5.7)	5.9	(5.8)

Shareholders’ equity	237.4	226.9	218.4	206.7	203.2

(1)	Operating income is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that, in addition to Net income (loss), this measure is a useful supplemental measure of the Corporation’s operating performance. Investors are cautioned that Operating income should not be construed as an alternative to Net income (loss) determined in accordance with GAAP as an indicator of TESCO’s performance. TESCO’s method of calculating Operating income may differ from other companies and, accordingly, not be comparable to similar measures used by other companies.
(2)	These figures have been comprehensively recast from Canadian dollars, as previously reported, into US dollars by applying the current rate method, as a result of the Corporation changing its reporting currency to US dollars effective January 1, 2006.
(3)	Certain reclassifications have been made to prior periods in order for them to conform with the September 30, 2006 presentation.

Management’s Discussion and Analysis

This discussion of the Corporation’s financial results, position and prospects is based on information available at November 9, 2006 and should be read in conjunction with the unaudited consolidated financial statements of the Corporation for the three and nine months ended September 30, 2006.

Results of operations

Overview

Tesco Corporation organizes its activities into two business segments, Top Drives and Casing Services, and the Corporation’s financial and operating data are presented consistent with that structure. The Top Drive business comprises top drive sales, top drive rentals and after market sales and service. The Casing Services business includes CASING DRILLING® and Tubular Services.

Effective January 1, 2006, TESCO adopted the U.S. dollar as its reporting currency since a majority of its revenue is closely tied to the U.S. dollar and also to facilitate comparability to other oil and gas service companies. Unless indicated otherwise, all amounts in these Consolidated Financial Statements are denominated in United States (U.S.) dollars. All references to US$ or to $ are to U.S. dollars and references to C$ are to Canadian dollars.

Changing the reporting currency affects the presentation in the Corporation’s Consolidated Financial Statements, but not the underlying accounting records. The functional currency for our Canadian operations remains the Canadian dollar; however the U.S. dollar has become the functional currency in all other regions, effective January 1, 2006. The financial results for Canada have been translated into U.S. dollars as described in Note 1 of the Consolidated Financial Statements.

Quarter and Nine Months Ended September 30, 2006 and 2005

TESCO’s performance for the three and nine months ended September 30, 2006 improved compared to last year due primarily to two casing services acquisitions in November 2005, strong oil and gas drilling activity and management’s continued focus on high return activities. Revenue and operating income by business segment for the three and nine months ended September 30, 2006 and the comparable periods in 2005 follows:

	For the Three Months Ended September 30,
	2006		2005
(000’s)		% of revenue		% of revenue
	(Restated)
Revenue
Top Drive
- sales and after market support	$32,892		$14,142
- rental operations	25,589		19,582

Total Top Drive	58,481	57.6	33,724	65.7
Casing Services	42,970	42.4	17,578	34.3

Total Revenue	$101,451	100.0	$51,302	100.0

Operating income
Top Drive	17,839	30.5	9,557	28.3
Casing Services	8,130	18.9	3,469	19.7
Corporate and Unallocated	(11,734)	n/a	(8,159)	n/a

Total Operating Income	$14,235	14.0	$4,867	9.5

Net Income	$8,233	8.1	$1,557	3.0

	For the Nine Months Ended September 30,
	2006		2005
(000’s)		% of revenue		% of revenue
	(Restated)
Revenue
Top Drive
- sales and after market support	$78,409		$37,750
- rental operations	74,034		53,840

Total Top Drive	152,443	56.1	91,590	66.8
Casing Services	119,388	43.9	45,571	33.2

Total Revenue	$271,831	100.0	$137,161	100.0

Operating income
Top Drive	47,928	31.4	26,050	28.4
Casing Services	23,151	19.4	10,243	22.5
Corporate and Unallocated	(30,337)	n/a	(20,787)	n/a

Total Operating Income	$40,742	15.2	$15,506	11.3

Net Income	$18,680	7.0	$8,888	6.5

Revenue for the three and nine month periods ended September 30, 2006 was $101.5 million and $271.8 million, respectively, an increase of $50.1 million and $134.7 million, respectively, from the comparable periods in 2005. The increase in revenues is discussed in the Segment Review below.

Operating income for the quarter ended September 30, 2006 increased $9.4 million to $14.2 million compared to the third quarter of 2005. This increase was primarily the result of increased Top Drive sales activity, improved rental rates and rental days and increased casing services activity, primarily the result of the casing services acquisitions in November 2005, partially offset by higher selling, general and administrative expenses. Operating income for the quarter ended September 30, 2006 includes the impact of a $1.1 million expense resulting from our periodic assessment of inventory.

Net income was $8.2 million, or $0.22 per fully diluted share, for the quarterly period ended September 30, 2006. This compares to net income of $1.6 million, or $0.04 per diluted share, for the comparable period in 2005.

TESCO reported net income of $18.7 million, or $0.51 per fully diluted share, for the nine month period ended September 30, 2006 compared to net income of $8.9 million, or $0.25 per diluted share, for the comparable period in 2005.

Segment Review

Top Drives

Top Drive revenue for the quarter ended September 30, 2006 increased $24.8 million to $58.5 million compared to the third quarter of 2005. This increase was driven by an $18.8 million increase in Top Drive sales and after market support and a $6.0 million increase in Top Drive rental operations. The increase in Top Drive sales and after market support was primarily the result of the sale of 26 new Top Drives in the third quarter of 2006, compared to 12 units sold in the third quarter of 2005. This increased production is due to increased market demand and enhanced manufacturing capacity and process changes. The increase in Top Drive rental revenue was primarily due to increased average contract rental rates and contract days.

Top Drive operating income for the quarter ended September 30, 2006 increased $8.2 million to $17.8 million compared to the third quarter of 2005. This increase is primarily attributable to increased Top Drive sales activity, and both improved contract rental rates and contract days.

Top Drive revenue for the nine months ended September 30, 2006 increased $60.9 million to $152.4 million compared to the same period in 2005. This increase was driven by a $40.7 million increase in Top Drive sales and after market support resulting from the sale of 64 units during the nine months of 2006 compared to 28 units sold in 2005 and a $20.2 million increase in Top Drive rental operations primarily due to both improved contract rental rates and contract days.

Top Drive operating income for the nine months ended September 30, 2006 increased $21.8 million to $47.9 million when compared to 2005, and was primarily attributable to the increased activity and rates discussed above.

During the third quarter of 2006, 15 new Top Drive orders were received resulting in a backlog of 80 Top Drives at September 30, 2006 compared with 91 units and 62 units in backlog at June 30, 2006 and December 31, 2005, respectively. The Company continues to increase its capability to deliver top drive units.

Casing Services

Casing Services revenue for the quarter ended September 30, 2006 increased $25.4 million to $43.0 million from the same period in 2005. The increase in revenue reflects the impact of two casing services acquisitions in November 2005 plus increased activity in both conventional and proprietary casing running operations.

Operating income for the third quarter 2006 was $8.1 million, compared to $3.5 million in 2005. This increase is the result of increased activity from the two casing services businesses acquired in November 2005 as well as margin improvements in North America operations.

Casing Services revenue for the nine months ended September 30, 2006 increased $73.8 million to $119.4 million from the same period in 2005. The increase in revenue reflects the impact of the two casing services acquisitions in November 2005 and increased activity in both conventional and proprietary casing running operations.

Operating income for the nine months ended 2006 was $23.2 million, compared to $10.2 million in 2005. This increase is the result of increased activity from the two casing services acquisitions in November 2005 as well as higher prices for services.

Selling, General and Administrative

Selling, general and administrative expense for the three and nine months ended September 30, 2006 were $9.6 million and $24.9 million, respectively, an increase of $3.5 million and $6.9 million, respectively, compared to 2005. The increases are the result of an increased sales force due to two casing services acquisitions in November 2005, increased legal expenses and higher expenses related to compliance with Section 404 of the Sarbanes Oxley Act.

Research and Engineering

Product development activity in the third quarter of 2006 decreased by $0.4 million to $1.4 million compared to $1.8 million during the third quarter of 2005. In the nine months ended September 30, 2006, these costs were $4.3 million, an increase of $0.4 million from the comparable period in 2005.

Other Expense (Income)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
(000’s)	2006	2005	2006	2005
Interest income	$(240)	$(142)	$(1,101)	$(339)
Interest expense	915	115	3,119	491

Net interest expense	675	(27)	2,018	152
Withholding tax claim	—	—	2,589	—
Change in fair market value of share purchase warrants	180	—	1,263	—
Foreign exchange loss	3	1,916	1,174	777
Other	75	23	559	88

Total	$933	$1,912	$7,603	$1,017

Interest expense for the third quarter of 2006 increased $0.8 million compared to the same period last year as a result of higher debt outstanding during 2006.

Income Taxes

The Corporation recorded tax expense of $5.1 million for the third quarter on pre-tax earnings of $13.3 million (38% effective rate). This compares to a tax expense of $1.3 million for the comparable quarter of 2005 on pretax earnings of $2.9 million (45% effective rate). The decrease in the effective tax rate in 2006 compared to 2005 is due to fewer non-deductible expenses recognized in 2006 compared to 2005. The effective tax rate is influenced by a number of factors, including different tax rates in the jurisdictions in which the Corporation operates and the non-deductibility portion of certain expenses, principally stock compensation expense.

Contingencies

In July 2006, the Corporation received a claim for withholding tax, penalties and interest, related to payments in 2000 to 2004 in a foreign jurisdiction. The Corporation disagrees with this claim and intends to litigate this matter. However, at June 30, 2006 the Corporation accrued its estimated pre-tax exposure on this matter of $3.8 million, $2.6 million was included in other expense and $1.2 million was included in interest expense. This withholding tax claim is distinct from the previously disclosed international tax disputes.

Also, in early July 2006, the Corporation received notice of a Court Order of first instance with respect to commercial litigation in the Middle East. The dispute involves a claim made against the Corporation regarding entitlement to a portion of net income arising from the Corporation’s operation of certain equipment in the region. The Court awarded payment to the claimant in an amount of approximately US$1.1 million. The corporation believes that such amount is subject to off set against amounts owed the Corporation which have previously been written off. The Corporation has appealed this decision. During the second quarter of 2006, the Corporation accrued $0.8 million in cost of sales related to this litigation.

Liquidity and Capital Resources

At September 30, 2006, cash and cash equivalents totaled $14.1 million, down $21.3 million from $35.4 million at December 31, 2005. Total debt at the end of the third quarter of 2006 was $44.6 million, an increase of $3.3 million from $41.3 million at the end of 2005. The Corporation had net debt of $30.5 million at September 30, 2006. The decrease in cash since the end of 2005 is primarily the result of manufacturing inventory investment required by the Corporation to manufacture the Top Drives in its backlog.

During the first quarter of 2006, the Corporation repaid in full the outstanding $3.6 million of the $20.0 million term loan which was outstanding from the origination of the credit facility. During 2006, the Corporation has borrowed $35.2 million on its Secured Revolver and repaid $27.9 million, leaving a balance of $14.1 million at September 30, 2006.

Management believes that existing cash and available credit facilities, together with expected operating cash flows, will be sufficient to fund the Corporation’s planned operating cash requirements and capital expenditures for 2006. During the nine months ended September 30, 2006, the Corporation has spent $35.0 million on capital expenditures of which the largest component is targeted for casing running equipment. Total year capital spending is projected at approximately $41 million.

Financial Instruments

From time to time, derivative financial instruments may be utilized by the Corporation in the management of its foreign currency and interest rate exposures. TESCO has not entered into any derivative financial instruments during 2005 or 2006. The Corporation does not use derivative financial instruments for trading or speculative purposes and accounts for all such instruments using the fair value method. The Corporation was not a party to any derivative financial instruments at September 30, 2006 or during 2005, other than the share purchase warrants of Turnkey E&P Inc, which was part of the consideration received from the sale of drilling rigs in late 2005.

The carrying value of cash, investments in short-term commercial paper and other money market instruments, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short-term period to maturity of the instruments.

The Corporation has certain receivables that are not refundable or due within one year. Management has reviewed these items, which are included in Intangible and Other Assets, by reference to their terms, including rates of interest earned, and determined that their fair value is not materially different than their carrying value.

The fair value of the Corporation’s long-term debt depends primarily on current market interest rates for debt issued with similar maturities by companies with risk profiles similar to the Corporation. The fair value of the Corporation’s long term debt at September 30, 2006 is assumed to be approximately equal to the carrying value since the interest rate floats, based on prime or LIBOR.

The Corporation’s accounts receivable are principally with oil and gas service and exploration and production companies and are subject to normal industry credit risks.

Contractual Obligations

There have been no material changes that would affect the Corporation’s disclosures relating to contractual commitments made in its most recent annual Management Discussion and Analysis.

Financial Reporting

During the third quarter of 2006, TESCO determined that it no longer qualified for foreign private issuer status related to periodic reporting of its financial results with the U.S Securities and Exchange Commission (SEC). As a result, TESCO will be required to prepare and file a Form 10-K annual report for reporting its annual results beginning with the year ending December 31, 2006 and will file quarterly reports on Form 10-Q for its future quarterly results thereafter. Additionally, at December 31, 2006, the Corporation will begin reporting is results in accordance with US GAAP. Although the Corporation will become a US registrant with the SEC, it will continue to be a Canadian corporation.

Outlook

Industry fundamentals continued to be strong this quarter, and the Corporation has not observed any indication of a softening in its markets in North America or internationally. The Corporation continues its emphasis of increasing revenues and operating income outside of North America, which will create a more balanced portfolio between the North American natural gas driven market and the international oil market. This quarter’s results in revenues and operating income for both business segments is the result of the changes in focus that have been made over the last two years. Going into the next few quarters, TESCO intends to continue to concentrate on lowering manufacturing costs while delivering up to 25 Top Drive units into the market each quarter. TESCO continues to see expanding support for its tubular services business and based on recent successes in CASING DRILLING® projects, will begin an aggressive expansion plan of this business line over the next several quarters. The Corporation is particularly focused on moving strongly into the offshore markets.

TESCO CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Thousands of U.S. Dollars)

	NOTE	September 30, 2006	December 31, 2005
		(Restated- Note 1)	(Restated- Note 1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$14,140	$35,396
Accounts receivable
- trade		82,491	56,433
- prepaid and other		9,997	12,808
Income taxes recoverable		1,998	1,607
Inventories		85,835	40,064
Future income taxes		7,225	5,287

Total Current Assets		201,686	151,595
Property, plant and equipment, net		127,432	109,732
Investments		865	2,132
Goodwill		17,213	16,885
Future income taxes		5,890	9,539
Intangible and other assets		13,347	15,460

Total Assets		$366,433	$305,343

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt and capital lease	5	$7,796	$425
Accounts payable		37,909	22,961
Accrued liabilities		45,154	29,655

Total Current Liabilities		90,859	53,041
Long term debt and capital lease	5	36,835	40,853
Future income taxes		1,345	4,736

Total Liabilities		129,039	98,630

Contingencies	8

SHAREHOLDERS’ EQUITY
Share capital	6	128,058	120,061
Contributed surplus		9,153	6,501
Cumulative translation account		35,817	34,465
Retained earnings		64,366	45,686

Total Shareholders’ Equity		237,394	206,713

Total Liabilities & Shareholders’ Equity		$366,433	$305,343

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)

(Thousands of U.S. Dollars, except per share information)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	NOTE	2006	2005	2006	2005
		(Restated- Note 1)		(Restated- Note 1)
REVENUE		$101,451	$51,302	$271,831	$137,161

EXPENSES
Cost of Sales and Services		76,189	38,468	201,799	99,683
Research and Engineering		1,406	1,846	4,344	3,901
Selling, General and Administrative		9,621	6,121	24,946	18,071

		87,216	46,435	231,089	121,655

Operating income		14,235	4,867	40,742	15,506
Other expense	7	933	1,912	7,603	1,017

Income from operations before restructuring and other exceptional items		13,302	2,955	33,139	14,489

(Gain) / loss on restructuring and other exceptional items		—	62	—	(550)

Income before income taxes		13,302	2,893	33,139	15,039

Income taxes
Current		6,647	201	16,139	4,335
Future		(1,578)	1,135	(1,680)	1,816

		5,069	1,336	14,459	6,151

Net income		8,233	1,557	18,680	8,888
Retained earnings, beginning of period		56,133	44,785	45,686	37,454

Retained earnings, end of period		$64,366	$46,342	$64,366	$46,342

Earnings per share:
Basic		$0.23	$0.04	$0.52	$0.25
Diluted		$0.22	$0.04	$0.51	$0.25
Weighted average number of shares:
Basic		35,948,779	35,190,246	35,797,903	35,131,480
Diluted		36,618,152	35,680,117	36,609,274	35,451,931

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Thousands of U.S. Dollars)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	NOTE	2006	2005	2006	2005
		(Restated- Note 1)		(Restated- Note 1)
OPERATING ACTIVITIES
Net income		$8,233	$1,557	$18,680	$8,888
Adjustments to reconcile net earnings to net cash provided by operating activities:
Stock compensation expense	4	1,740	1,040	4,194	2,732
Future income taxes		(1,578)	1,135	(1,680)	1,816
Depreciation and amortization	3	6,734	4,260	17,850	11,880
Amortization of financial items		104	—	293	—
(Gain) on sale of machining facilities		—	(236)	—	(2,344)
Decrease (increase) in fair market value of Turnkey share purchase warrants		180	—	1,263	—
Foreign exchange (gains) losses		(16)	94	(1,264)	578
(Increase) decrease in accounts receivable		(5,434)	(5,319)	(29,096)	(14,834)
(Increase) decrease in income taxes recoverable		(1,012)	(1,719)	(391)	(327)
(Increase) decrease in inventories		(16,877)	(4,377)	(44,503)	(9,793)
Increase (decrease) in accounts payable		2,792	(376)	14,547	2,160
Increase (decrease) in accrued liabilities		8,434	1,933	15,224	4,710

Net cash provided by (used) operating activities		3,300	(2,008)	(4,883)	5,466

INVESTING ACTIVITIES
Additions to property, plant and equipment		(13,691)	(4,869)	(34,861)	(13,070)
Proceeds on disposal of fixed assets		—	4,695	1,352	8,942
Proceeds on sale of machining facilities		—	556	—	4,519
(Increase) decrease in other assets		77	769	960	(401)
Change in working capital items:
(Increase) decrease in accounts receivable on sale of rigs		—	—	6,000	—
Increase (decrease) in accounts payable-purchase of Bo Gray assets		—	—	—	(2,987)

Net cash (used) provided by investing activities		(13,614)	1,151	(26,549)	(2,997)

TESCO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued) (Unaudited)

(Thousands of U.S. Dollars)

		For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	NOTE	2006	2005	2006	2005
		(Restated- Note 1)		(Restated- Note 1)
FINANCING ACTIVITIES
Issuances (repayments) of debt		5,993	(553)	3,353	(6,045)
Proceeds from exercise of stock options		576	628	6,455	2,486

Net cash (used) provided by financing activities		6,569	75	9,808	(3,559)

Effect of foreign exchange losses on cash balances		—	840	369	576

Net Increase (decrease) in Cash and Cash Equivalents		(3,745)	58	(21,255)	(514)
Net Cash and Cash Equivalents, beginning of period		17,885	15,113	35,396	15,685

Net Cash and Cash Equivalents, end of period		$14,140	$15,171	$14,141	$15,171

Cash is comprised of:
Bank balances		$14,140	$15,171	$14,140	$15,171

		$14,140	$15,171	$14,140	$15,171

Supplemental Disclosures
Cash paid for interest		$579	$115	$1,861	$494
Cash paid for income taxes		$7,681	$1,328	$17,172	$5,226

Cash receipts for interest		$457	$142	$1,057	$340
Cash receipts for income taxes		$22	$—	$641	$1,860

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Thousands of U.S. Dollars)

TESCO Corporation is a global leader in the design, manufacture and service of technology based solutions for the upstream energy industry. Our mission is to fundamentally change the way wells are drilled by delivering safer and more efficient solutions which create real value for our customers by reducing the costs of drilling for and producing oil and gas.

1.	AMENDED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As a result of the Corporation’s transition in the United States (“U.S.”) from a foreign private issuer to a domestic reporting issuer under the U.S. Securities Exchange Act of 1934, the Corporation became subject to the reporting and disclosure requirements under the Securities Exchange Act and related rules. The Corporation also conducted an evaluation of our internal controls over financial reporting as of December 31, 2006 in accordance with Section 404 of the Sarbanes Oxley Act. In addition, as part of the transition process, the Corporation’s board of directors and management conducted a self-initiated review of our past stock option granting practices and related accounting. TESCO notes that the review of its stock option practices did not uncover any evidence of fraud or manipulative intent.

During the course of preparing its initial annual report on Form 10-K for December 31, 2006 (including the financial statements to be filed therewith), including the review of the Corporation’s stock option practices and accounting, and the related evaluation of internal controls, the Corporation identified errors that resulted in a material misstatement of our previously reported results for the three months ended June 30, 2006 and three months ended September 30, 2006. As such the Corporation has restated its results for the three months and nine months ended September 30, 2006 as follows (in thousands of US$):

	As Previously Reported	Adjustments		As Restated
Consolidated Balance Sheet—December 31, 2005
Share Capital	115,195	4,866	(g)	120,061
Cumulative Translation Adjustment	39,331	(4,866	)(g)	34,465

Consolidated Balance Sheet—September 30, 2006
Accounts Receivable—Trade	$82,869	$(378	)(a)	$82,491
Inventories	86,348	(513	)(b)	85,835
Future Income Taxes	6,385	840	(c)	7,225
Property, Plant and Equipment, net	127,754	(322	)(d)	127,432
Total Assets	366,806	(373)		366,433

Accrued Liabilities	44,093	1,061	(e)	45,154
Share Capital	123,192	4,866	(g)	128,058
Contributed Surplus	8,645	508	(f)	9,153
Cumulative Translation Adjustment	40,683	(4,866	)(g)	35,817
Retained Earnings	66,308	(1,942)		64,366
Total Shareholders’ Equity	238,828	(1,434)		237,394
Total Liabilities & Shareholders’ Equity	366,806	(373)		366,433

Statement of Income—Three Months Ended September 30, 2006
Cost of Sales and Services	74,967	161	(d)	76,189
		1,061	(e)
Selling, General and Administrative Expense	9,370	251	(f)	9,621
Operating Income	15,708	(1,473)		14,235
Future Income Tax Expense	(1,128)	(450	)(c)	(1,578)
Net Income	9,256	(1,023)		8,233
Earnings Per Share:
Basic	$0.26	$(0.03)		$0.23
Diluted	$0.25	$(0.03)		$0.22

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

	As Previously Reported	Adjustments		As Restated
Statement of Income—Nine Months Ended September 30, 2006
Revenues	272,209	(378	)(a)	271,831
Cost of Sales and Services	200,416	322	(d)	201,799
		1,061	(e)
Research and Engineering Expense	3,831	513	(b)	4,344
Selling, General and Administrative Expense	24,438	508	(f)	24,946
Operating Income	43,524	(2,782)		40,742
Future Income Tax Expense	(840)	(840	)(c)	(1,680)
Net Income	20,622	(1,942)		18,680
Earnings Per Share:
Basic	$0.58	$(0.06)		$0.52
Diluted	$0.56	$(0.05)		$0.51

(a)

The Corporation improperly billed certain costs to a customer which were not included in the service agreement in the three months ended June 30, 2006 and as a result both Revenues for the nine months ended September 30, 2006 and Accounts Receivable—Trade at September 30, 2006 were overstated.

(b)

During the three months ended June 30, 2006 the Corporation improperly recorded an adjustment to its inventory balance related to downhole tools manufactured by the Research and Engineering group. As a result of this error Research and Engineering expense was understated and Inventories were overstated.

(c)	As a result of the errors described in (a), (b), (d), (e) and (f) in this note, the Corporation’s income tax expense was overstated and Future Income Taxes Asset was understated.
(d)

The Corporation did not calculate Depreciation Expense properly and record all of its depreciation expense in its general ledger during the both the three months ended June 30, 2006 and the three months ended September 30, 2006. As a result of these errors Depreciation Expense was understated and Property, Plant and Equipment, net was overstated.

(e)

The Corporation recorded late entries to a sub-ledger that were not reflected in the Corporation’s general ledger for the three months ended September 30, 2006. As a result of this error Cost of Sales and Services and Accrued Liabilities were understated.

(f)

The Corporation did not properly calculate the fair value of certain stock option grants to employees and it did not properly account for modifications to grants for severed employees and employees that became consultants to the Corporation during the both the three months ended June 30, 2006 and the three months ended September 30, 2006. As a result of these errors, Stock Compensation Expense was understated with a corresponding adjustment to Capital Surplus.

(g)

The Corporation did not properly calculate the conversion of historical share capital activity from Canadian dollar to US dollar when TESCO adopted the U.S. dollar as is reporting currency. As a result, Share Capital was understated and Cumulative Translation Adjustment was overstated.

2.	ACCOUNTING POLICIES

Effective January 1, 2006, TESCO has adopted the U.S. dollar as its reporting currency since a majority of its revenue is closely tied to the U.S. dollar and to facilitate comparability to other oil and gas service companies. Unless indicated otherwise, all amounts in these Consolidated Financial Statements are denominated in United States (U.S.) dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars. All comparative figures for prior periods presented have been comprehensively recast into US dollars by applying the current rate method.

The Corporation conducts its operations globally and effective January 1, 2006, the functional currency in all major operations, other than Canada, was changed to the US dollar. The Canadian dollar is the functional currency for our Canadian operations. The Corporation uses the current rate method for translating the financial position and the results of operations of the Canadian operations into the reporting currency. Using the current rate method, assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average period rates. Translation gains and losses relating to the self-sustaining operations are included as a separate component of shareholders’ equity. Monetary assets and

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

liabilities of the Corporation that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in net income.

These consolidated financial statements follow the same accounting policies and methods of computation (except for as noted above) as, and should be read in conjunction with, the audited consolidated financial statements for the year ended December 31, 2005.

Information for prior periods has been reclassified to conform to the presentation adopted in 2006.

3.	DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense is included in the consolidated statement of income as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2006	2005	2006	2005
	(Restated)		(Restated)
Cost of sales and services	$6,038	$3,873	$15,843	$10,829
Selling, general & administrative expense	696	387	2,007	1,051

	$6,734	$4,260	$17,850	$11,880

4.	STOCK COMPENSATION EXPENSE

Stock compensation expense is included in the consolidated statement of income as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2006	2005	2006	2005
	(Restated)		(Restated)
Cost of sales and services	$464	$229	$1,152	$558
Research and engineering	8	170	471	409
Selling, general & administrative	1,268	641	2,571	1,765

Total	$1,740	$1,040	$4,194	$2,732

5.	LONG TERM DEBT AND CAPITAL LEASE

Components of long term debt and capital lease are:

	September 30, 2006	December 31, 2005
Secured revolver, maturity date of October 31, 2008, 6.1875% and 7.1250% interest rate at December 31, 2005 and September 30, 2006, respectively	$14,100	$6,748
Outstanding on a $20,000 secured term loan, maturity date of October 31, 2010, 6.1875% interest at December 31, 2005	—	3,600
Secured term loan, maturity date of October 31, 2010, 7.000% interest at June 30, 2006 and December 31, 2005	30,000	30,069
Capital lease vehicles	531	861

Total debt	44,631	41,278
Less—current portion	7,796	425

	$36,835	$40,853

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

The current portion of long term debt and capital lease primarily relates to quarterly repayments of $2.5 million for the Secured Term Loan beginning in January 2007. During the first quarter of 2006, the Corporation repaid in full the outstanding $3.6 million of the $20.0 million term loan which was outstanding from the origination of the credit facility. During 2006, the Corporation has borrowed $35.2 million on its Secured Revolver and repaid $27.9 million, leaving a balance of $14.1 million at September 30, 2006.

6.	SHARE CAPITAL

Issued common shares:

	Nine Months Ended September 30, 2006		Year Ended December 31, 2005
	# of shares	Amount	# of shares	Amount
		(Restated)
Balance—beginning of period	35,519,739	$120,061	34,957,680	$108,224
Issued on exercise of options	474,947	7,997	562,059	6,971

Balance—end of period	35,994,686	$128,058	35,519,739	$115,195

Stock options

The Corporation recognizes compensation expense in respect of options granted under its Stock Option Plan. Options outstanding and changes during the nine months ended September 30, 2006 and 2005 are:

	2006			2005
	No. of options	Weighted- average exercise price		No. of options	Weighted- average exercise price
Outstanding—January 1	2,482,041	C$	14.41	2,536,000	C$	14.01
Granted	41,000	C$	21.31	10,000	C$	14.39
Exercised	(264,000)	C$	16.92	(183,700)	C$	8.99
Expired	(107,300)	C$	14.28	(62,175)	C$	14.21

Outstanding—March 31	2,151,741	C$	13.39	2,300,125	C$	14.41

Granted	596,100	C$	21.05	700,500	C$	11.58
Exercised	(133,347)	C$	13.82	(39,333)	C$	11.32
Expired	(84,980)	C$	13.61	(135,125)	C$	14.88

Outstanding—June 30	2,529,514	C$	15.16	2,826,167	C$	13.73

Granted	6,000	C$	21.99	121,500	C$	15.20
Exercised	(77,600)	C$	12.68	(50,400)	C$	12.34
Expired	(21,500)	C$	13.28	(109,200)	C$	15.15

Outstanding—September 30	2,436,414	C$	15.28	2,788,067	C$	13.76

Details of options granted since January 1, 2006 and their fair values, determined using the Black Scholes option-pricing model, are:

Date of Grant	Options Granted	Exercise Price		Risk Free Interest Rate	Volatility	Fair Value (C$ 000’s)
						(Restated)
1st Quarter, 2006	41,000	C$	19.66 - 22.26	4.07% - 4.18%	54% - 55%	488
2nd Quarter, 2006	596,100	C$	21.00 - 22.69	4.28% - 4.50%	54%	6,880
3rd Quarter, 2006	6,000	C$	20.79 - 23.19	4.16%	44%	56

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

7.	OTHER EXPENSE

Items comprising other (income) expense are:

	For the Quarter Ended September 30,		For the Nine Months Ended September 30,
(000’s)	2006	2005	2006	2005
Interest income	$(240)	$(142)	$(1,101)	$(339)
Interest expense [1]	915	115	3,119	491
Withholding tax claim (Note 7)	—	—	2,589	—
Change in fair market value of share purchase warrants	180	—	1,263	—
Foreign exchange loss	3	1,916	1,174	777
Other	75	23	559	88

Total	$933	$1,912	$7,603	$1,017

[1]	Includes an interest expense accrual of $1.2 million in the second quarter of 2006 related to a claim for withholding tax on payments made in 2000 to 2004. (Note 8)

8.	CONTINGENCIES

In July 2006, the Corporation received a claim for withholding tax, penalties and interest, related to payments in 2000 to 2004 in a foreign jurisdiction. The Corporation disagrees with this claim and intends to litigate this matter. However, at June 30, 2006 the Corporation accrued its estimated pre-tax exposure on this matter of $3.8 million, $2.6 million was included in other expense and $1.2 million was included in interest expense. This withholding tax claim is distinct from the previously disclosed international tax disputes.

Also, in early July 2006, the Corporation received notice of a Court Order of first instance with respect to commercial litigation in the Middle East. The dispute involves a claim made against the Corporation regarding entitlement to a portion of net income arising from the Corporation’s operation of certain equipment in the region. The Court awarded payment to the claimant in an amount of approximately US$1.1 million. The corporation believes that such amount is subject to off set against amounts owed the Corporation which have previously been written off. The Corporation has appealed this decision. During the second quarter of 2006, the Corporation accrued $0.8 million in cost of sales related to this litigation.

9.	INCOME TAXES

During the second quarter of 2006, Canadian tax laws changed which incrementally reduced the statutory tax rates for both Canadian federal and Alberta taxes. The full impact of these rate changes was recognized in the second quarter of 2006. The effect was a one-time decrease to the Corporation’s future tax asset, which increased future tax expense by approximately $1.6 million.

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

10.	SEGMENT INFORMATION

The Corporation operates in two segments: Top Drives and Casing Services. Financial information relating to these segments is as follows:

	For the Three Months Ended September 30, 2006 (Restated)				For the Three Months Ended September 30, 2005
	Top Drive	Casing Services	Corporate and Unallocated	Total	Top Drive	Casing Services	Corporate and Unallocated	Total
Revenues	$58,481	$42,970	$—	$101,451	$33,724	$17,578	$—	$51,302
Depreciation and Amortization	2,450	3,588	696	6,734	1,679	2,194	387	4,260

Operating Income	17,839	8,130	(11,734)	14,235	9,557	3,469	(8,159)	4,867

Other expense				933				1,912
Restructuring (gain) and other exceptional items				—				62

Income before income taxes				$13,302				$2,893

	For the Nine Months Ended September 30, 2006 (Restated)				For the Nine Months Ended September 30, 2005
	Top Drive	Casing Services	Corporate and Unallocated	Total	Top Drive	Casing Services	Corporate and Unallocated	Total
Revenues	$152,443	$119,388	$—	$271,831	$91,590	$45,571	$—	$137,161
Depreciation and Amortization	6,134	9,709	2,007	17,850	4,932	5,896	1,052	11,880

Operating Income	47,928	23,151	(30,337)	40,742	26,050	10,243	(20,787)	15,506

Other expense				7,603				1,017
Restructuring (gain) and other exceptional items				—				(550)

Income before income taxes				$33,139				$15,039

The Corporation attributes sales to geographic regions based on the location of the customer. Generally, for service activities, this will be the region in which the service activity occurs and for equipment sales, this will be the region in which the customer’s purchasing office is located.

	For the Three Months Ended September 30,
	2006	2005
Geographic source of revenues:
Canada	$9,303	$11,312
United States	67,046	28,055
Mexico	1,378	1,748
South America	5,285	4,078
Asia Pacific	12,160	5,077
Europe, Africa and Middle East	6,279	1,031

Total	$101,451	$51,302

TESCO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

(Thousands of U.S. Dollars)

	For the Nine Months Ended September 30,
	2006	2005
	(Restated)
Geographic source of revenues:
Canada	$35,614	$24,698
United States	177,878	76,910
Mexico	2,857	4,694
South America	14,428	9,847
Asia Pacific	23,419	13,558
Europe, Africa and Middle East	17,635	7,453

Total	$271,831	$137,161

CORPORATE INFORMATION

DIRECTORS

Fred J. Dyment 1, 2

Independent Businessman

Calgary, Alberta

Gary L. Kott 1, 3

Independent Businessman

Montgomery, Texas

R. Vance Milligan, Q.C. 2, 3

Partner

Bennett Jones LLP

Calgary, Alberta

Julio M. Quintana

President and Chief Executive

Officer

Tesco Corporation

Norman W. Robertson 2

Chairman of the Board of

Tesco Corporation

and Independent Businessman

Calgary, Alberta

Peter K. Seldin 3

Managing Member

Centennial Energy Partners L.L.C.

New Canaan, Connecticut

Michael W. Sutherlin 2, 3

Executive Vice President

Joy Global Inc.; President

and Chief Operating Officer

Joy Technologies, Inc.

Sewickley, Pennsylvania

Robert M. Tessari

Vice Chairman and Chief

Technology Officer

Tesco Corporation

Clifton T. Weatherford 1, 2

Independent Businessman

Los Gatos, California

1.      Audit Committee

2.      Corporate Governance and Nominating Committee

3.      Compensation Committee

CORPORATE OFFICERS

Julio M. Quintana

President and Chief Executive

Officer

Robert M. Tessari

Vice Chairman and Chief

Technology Officer

Anthony Tripodo

Executive Vice President and

Chief Financial Officer

K. Evert Beierbach

Senior Vice President

Research & Development,

Surface Products

Nigel M. Lakey

Senior Vice President

Marketing and Business

Development

Stephen W. Breitigam

Vice President

Corporate Controller

Robert L. Kayl

Vice President

Tax & Treasury

Keith M. Lowley

Vice President

Manufacturing

James A. Lank

General Counsel and

Corporate Secretary

Steven J. Smart

Associate General Counsel and

Assistant Corporate Secretary

J. Kent Castleman

Vice President, Planning

and Analysis

Robert L. Kayl

Vice President, Tax and

Treasury

LOCATIONS

TESCO Corporation

3993 W. Sam Houston Parkway N.

Ste. 100

Houston, TX 77043

Tel: 713 359 7000

Fax: 713 359 7001

www.tescocorp.com

TESCO Corporation

6204 – 6A Street S.E.

Calgary, Alberta T2H 2B7

Tel: 403 692 5700

Fax: 403 692 5710

TESCO Corporation (US)

11330 Brittmoore Park Drive

Houston, Texas 77041

Tel: 713 849 5900

Fax: 713 849 0075

AUDITORS

PricewaterhouseCoopers LLP

Calgary, Alberta

TRANSFER AGENTS

Computershare Trust

Company of Canada

100 University Ave.

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

Canada

Tel: 800 564 6253

www.computershare.com

Computershare Trust Company

2 LaSalle Street, 3rd Floor

Chicago, Illinois 60602

Tel: 312 588 4990

Tesco Corporation is listed on the Toronto Stock Exchange under the symbol “TEO” and on the NASDAQ System under the symbol “TESOF”.

INVESTOR INFORMATION

Information on the Company, including this annual report, government filings, news releases and other investor information is available on TESCO’s website at www.tescocorp.com. Interested parties may also contact the Company at its Houston location listed above.